UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number 001-35286

FRANCO-NEVADA CORPORATION

(Translation of registrant’s name into English)

199 Bay Street, Suite 2000, P.O. Box 285, Commerce Court Postal Station, Toronto, Ontario, Canada M5L 1G9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☐	Form 40-F ☒

Exhibits 99.2, 99.3, and 99.4 of this Form 6-K are hereby incorporated by reference into the registrant’s registration statements on Form F-3 (File No. 333-264906), Form S-8 (File No. 333-176856) and Form F-10 (File No. 333-264971).

INDEX TO EXHIBITS

99.1	News Release dated March 5, 2024 – Franco-Nevada Reports 2023 Results

99.2	Management’s Discussion and Analysis for the fiscal year ended December 31, 2023

99.3

Audited Consolidated Financial Statements as at and for the fiscal years ended December 31, 2023 and 2022, including the notes thereto, together with Management’s Report on Internal Control over Financial Reporting and the Report of Independent Registered Public Accounting Firm thereon

99.4	Consent of PricewaterhouseCoopers LLP

101.INS	XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Labels Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

104	Coverage Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCO-NEVADA CORPORATION

/s/ Lloyd Hong
Date: March 5, 2024	Lloyd Hong

Chief Legal Officer & Corporate Secretary

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